Exhibit 21.1

List of Significant Subsidiaries and VIEs of the Registrant

Significant Subsidiaries	Place of Incorporation
Youdao (Hong Kong) Limited	Hong Kong
NetEase Youdao Information Technology (Beijing) Co., Ltd.	PRC
NetEase Youdao Information Technology (Hangzhou) Co., Ltd.	PRC
NetEase Langsheng (Beijing) Technology Development Co., Ltd.	PRC

VIEs	Place of Incorporation
Beijing NetEase Youdao Computer System Co., Ltd.	PRC